UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 24, 2026, UTime Limited (the “Company”) adopted its 2026 Equity Incentive Plan (the “EIP”) to provide equity-based incentives to certain employees, officers, non-employee directors, consultants, independent contractors, and advisers of the Company. The EIP permits the issuance of up to 5,000,000 Ordinary Shares (as such term is defined in the EIP). The EIP replaces a previous equity incentive plan adopted by the Company in 2024. A copy of the EIP is filed herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Utime Limited 2026 Equity Incentive Plan, adopted April 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: April 24, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)